UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)

ARK Venture Fund
(Name of Issuer)

Shares of Beneficial Interest
(Title of Class of Securities)

04072H107
(CUSIP Number)

Allison Fumai, Esq. Dechert LLP. 1095 Avenue of the Americas New York, NY 10036 212-698-3526
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 2, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04072H107	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
William C. Cox

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
5,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES OF BENEFICIAL INTEREST (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.15%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)  Percentage of class calculation is based on 11,325 shares of beneficial interest outstanding as of September 2, 2022.

CUSIP No. 04072H107	13D	Page 3 of 6 Pages

Item 1.  Security and Issuer.
This Schedule 13D relates to the shares of beneficial interest of the Issuer.  The address of the principal executive office of the Issuer is 200 Central Avenue, Suite 220, St. Petersburg, FL 33701.
Item 2.  Identity and Background.
(a) The name of the reporting person is William C. Cox.
(b) The address of Mr. Cox is 200 Central Avenue, Suite 220, St. Petersburg, FL 33701.
(c) Mr. Cox is the Treasurer, CFO and Principal Accounting Officer of the Issuer.
Mr. Cox is engaged in, among other activities, investing for his own account.
(d) During the past five years Mr. Cox was not convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) Mr. Cox has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Mr. Cox is a citizen of the United States of America.
Item 3.  Source or Amount of Funds or Other Consideration.
Mr. Cox acquired the shares of beneficial interests through a direct investment in the Issuer. The source of funds for all purchases was personal funds.

CUSIP No. 04072H107	13D	Page 4 of 6 Pages

Item 4.  Purpose of Transaction.
 Mr. Cox acquired beneficial ownership of the shares of beneficial interest for investment purposes in the ordinary course of business solely for investment purposes and not for the purposes of participating in or influencing the management of the Issuer.
 Mr. Cox may, from time to time and at any time in the future, take such actions with respect to his investment in the Issuer as he deems appropriate, including, without limitation, (i) communicating with the Board and other shareholders, industry participants and other interested or relevant parties about the Issuer, (ii) making further acquisitions of the shares of beneficial interest or disposal of some or all of the shares of beneficial interest currently owned by Mr. Cox or otherwise acquired by Mr. Cox, (iii) entering into financial instruments or other agreements which increase or decrease Mr. Cox’s economic exposure with respect to his investment in the Issuer and/or change the form of ownership of securities of the Issuer by Mr. Cox, and/or (iv) otherwise change his intention with respect to any and all matters referred to in Item 4 of Schedule 13D.
Mr. Cox does not currently have any plans or proposals (other than those he may have from time to time in his role as an officer of the Issuer) that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.
Item 5.  Interest in Securities of the Issuer.
(a) Mr. Cox may be deemed the beneficial owner of 5,000 shares of beneficial interest, which constitute approximately 44.15% of the total number of shares of beneficial interest outstanding as of September 2, 2022.
(b) Mr. Cox has voting power over all of the above shares of beneficial interest.
(c) The following table details all the transactions effected by Mr. Cox in the Issuer as of the date hereof.  All such transactions were purchases of shares of beneficial interest, effected pursuant to acquisitions directly from the Fund:

CUSIP No. 04072H107	13D	Page 5 of 6 Pages

Date of Transaction	Name	Type of Transaction	Number of Shares of Beneficial Interest	Price per Share of Beneficial Interest
9/2/2022	William C. Cox	Purchase of Shares of Beneficial Interest	5,000	$20.00
(d) Not applicable.
(e) Not applicable.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
To the best knowledge of Mr. Cox, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Cox and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
Item 7.  Material to Be Filed as Exhibits.
None

CUSIP No. 04072H107	13D	Page 6 of 6 Pages

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2023	/s/ William C. Cox William C. Cox